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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                          BRYN MAWR BANK CORPORATION
               ------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
               ------------------------------------------------
                        (Title of Class of Securities)

                                  117665-10-9
               ------------------------------------------------
                                (CUSIP Number)

                                With Copies to:
                               Robert D. Denious
                          Drinker Biddle & Reath LLP
                      Philadelphia National Bank Building
                             1345 Chestnut Street
                            Philadelphia, PA 19107
                                (215) 988-2700
             ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 24, 1998
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                               Page 1 of 4 Pages

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                    SCHEDULE 13D
----------------------------------------------                              ----------------------------------------------
CUSIP No. 117665-10-9                                                         Page 2 of 4 Pages
----------------------------------------------                              ----------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              George W. Connell
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a)[ ]
                                                                                                                       (b)[ ]
-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

                 PF

-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

                                                                                                                          [ ]
-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                           153,760
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER


                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                  153,760
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER


-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              153,760
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

                                                                                                                          [ ]
-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.1%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
              IN
-----------------------------------------------------------------------------------------------------------------------------
                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
                            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 3 of 4 Pages


                  This statement amends and supplements the statement on
Schedule 13D filed with the Securities and Exchange Commission ("SEC") by George W. Connell on March 8, 1995, as amended by an amendment filed with the SEC on May 6, 1997, with respect to Mr. Connell's ownership of the Common Stock, par value $1 per share (the "Shares"), of Bryn Mawr Bank Corporation, a Pennsylvania corporation (the "Issuer").

Item 2.  Identity and Background.
-------  ------------------------

                  This statement is filed by George W. Connell, a natural person and citizen of the United States whose current business address is Two Radnor Corporate Center, Suite 400, Radnor, Pennsylvania 19087-4599. Mr. Connell is presently employed by Rittenhouse Trust Company, a Pennsylvania banking corporation ("RTC"), and serves as chairman, chief executive officer and chief investment officer of RTC, and he serves as chief investment officer of Rittenhouse Financial Services ("RFS"), a former affiliate of RTC. RFS and RTC provide investment advisory, brokerage and certain banking services to individuals and institutions. The address of RTC's principal executive offices is Two Radnor Corporate Center, Suite 400, Radnor, Pennsylvania 19087-4599. During the last five years, Mr. Connell has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and Mr. Connell has not been and is not currently, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

                  As of the date of this statement, Mr. Connell beneficially owns an aggregate of 153,760 Shares purchased for total consideration (including commissions and mark-ups) of $3,436,929.84. Mr. Connell acquired such Shares by using personal funds.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

                  (a) As of the date of this statement, Mr. Connell beneficially owns 153,760 Shares, constituting 7.1% of the Issuer's issued and outstanding Shares, based upon an aggregate of 2,176,069 Shares issued and outstanding as of March 2, 1998 (as set forth in the proxy statement of the Issuer filed with the SEC on March 5, 1998).

                                                               Page 4 of 4 Pages


                  (b) Mr. Connell has sole power to vote or direct the vote of and sole power to dispose or to direct the disposition of the subject Shares.

                  (c) During the past 60 days, Mr. Connell effected three transactions in the Shares. On February 3, 1998, Mr. Connell purchased in the open market 1,000 Shares for $49 per Share for a total consideration (including commissions and mark-ups) of $49,043.50. On February 10, 1998, Mr. Connell purchased in the open market 1,760 Shares for $48.25 per Share for a total consideration (including commissions and mark-ups) of $85,360. On March 24, 1998, Mr. Connell purchased in the open market 1,000 Shares for an average price of $49.55 per Share for a total consideration of $49,600 (including commissions and mark-ups).

                  (d)      Not Applicable.

                  (e)      Not Applicable.


                                   SIGNATURE
                                   ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       /s/ George W. Connell
March 25, 1998                                         George W. Connell